UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

APPLICATION PURSUANT TO SECTION 9(c)
OF THE INVESTMENT COMPANY ACT OF 1940
FOR TEMPORARY AND PERMANENT ORDERS
EXEMPTING APPLICANTS FROM THE
PROVISIONS OF SECTION 9(a) OF SUCH ACT

File No. 812-

RBC Capital Markets Corporation

One Liberty Plaza

165 Broadway

New York, NY 10006

Voyageur Asset Management Inc.

100 South Fifth Street

Suite 2300

Minneapolis, MN 55402

Tamarack Distributors Inc.

100 South Fifth Street

Suite 2300

Minneapolis, MN 55402

Sky Investment Counsel Inc.

1 Adelaide Street East

Suite 2310

Toronto, ON, Canada  M5C 2V9

Voyageur Asset Management, Inc., Tamarack Distributors Inc. and Sky Investment Counsel Inc. (together the “Fund Servicing Applicants”)(1) and RBC Capital Markets Corporation (“RBC”) (each an “Applicant” and collectively the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of a permanent injunction entered against RBC.

(1)           A list of the registered investment companies to which the Fund Servicing Applicants currently serve as investment adviser, sub-adviser, or principal underwriter as of February 3, 2009, is contained in Annex A.

As set forth below, the Fund Servicing Applicants serve as investment advisers (as defined in section 2(a)(20) of the Act)  to certain investment companies registered under the Act or series thereof (“Funds”) and as principal underwriter (as defined in section 2(a)(29) of the Act)  to open-end registered investment companies under the Act (“Open-End Funds”) (such activities, collectively, “Fund Service Activities”).(2)   Annex A to the application identifies the Funds to which the Applicants currently provide investment advisory services and the Open-End Funds to which Applicants currently provide principal underwriting services.  None of the Applicants provides any Fund Service Activities to any employees’ securities companies.  While RBC does not serve, and no existing company of which RBC is an affiliated person (other than the Fund Servicing Applicants) currently serves, in any of the aforementioned applicable capacities to any Funds or Open-End Funds, Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which RBC is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which RBC may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.              BACKGROUND

A.            Applicants

RBC Capital Markets Corporation is a Minnesota corporation.  RBC is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”).  RBC is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  RBC  is a full-service investment banking firm engaged in securities underwriting (and, as discussed below, has been an underwriter of auction rate securities), sales and trading, investment banking, financial advisory services and investment research services.  RBC currently does not serve as investment adviser to any Fund or as principal underwriter to any Open-End Fund, although, subject to the relief requested by this Application being granted, it may elect to do so in the future.  RBC is an indirect, wholly owned subsidiary of Royal Bank of Canada, a Canadian chartered bank.  Royal Bank of Canada is a Canada-based global financial services firm.  Royal Bank of Canada and its subsidiaries provide global wealth management, securities, and retail and commercial banking services.

Voyageur Asset Management Inc. (“Voyageur”), a Minnesota corporation, is a registered investment adviser under the Advisers Act.  Voyageur is an indirect, wholly owned subsidiary of Royal Bank of Canada.  Voyageur is the investment adviser to the Tamarack Funds Trust, which holds the series of Open-End Funds listed in Annex A (the “Tamarack Funds”).  The assets under management of the Tamarack Funds were approximately $19,168,000,000 as of December 31, 2008.

Tamarack Distributors Inc. (“Tamarack”) is a Missouri corporation.  Tamarack is registered with the Commission as a limited purpose broker-dealer under the Exchange Act and serves as

(2)           None of the Applicants provide any services to registered unit investment trusts or face amount certificate companies.  Applicants also do not serve as depositor to any Fund.

the principal underwriter to the Tamarack Funds, all of which are open-end investment companies.

Sky Investment Counsel Inc. ( “Sky”), a corporation formed under laws of Ontario, is a registered investment adviser under the Advisers Act.  Royal Bank of Canada indirectly owns a controlling interest in Sky through Phillips, Hager & North Investment Management Ltd., which Royal Bank of Canada directly owns.  Sky is a sub-adviser to the Frontegra Sky International Value Fund, an Open-End Fund.

B.            The Consent and Injunction

On June 3, 2009, the Commission filed a complaint (the “Complaint”) against RBC in the United States District Court for the Southern District of New York (the “District Court”) in a civil action captioned Securities and Exchange Commission v. RBC Capital Markets Corporation.  The Complaint concerns the marketing and sale of auction rate securities (“ARS”) by RBC to investors.  The Complaint alleges that RBC failed properly to disclose in communications with many customers the increasing risks associated with ARS that RBC underwrote, marketed and sold.  The Complaint further alleges that, through its employees and marketing materials, RBC misrepresented to many of its customers that ARS were safe, highly liquid investments that were substitutes for cash or money-market funds.  The Complaint alleges that, as a result, numerous customers invested their savings in RBC’s ARS that they needed or expected to have available on a short-term basis.  The Complaint further alleges that (i) on February 11, 2008, RBC determined that it would not place bids in most of its auctions, as it had historically done, (ii) at or around the same time, other broker-dealers also discontinued their practice of placing bids in auctions, and (iii) as a result, most auctions failed, and RBC’s customers were left holding more than $8.8 billion in illiquid ARS.  The Complaint alleges that RBC violated Section 15(c) of the Exchange Act.

On May 14, 2009, RBC executed a consent of Defendant RBC Capital Markets Corporation (the “Consent”) in which RBC neither admits nor denies any of the allegations in the Complaint, except as to personal and subject matter jurisdiction (which are admitted), but consents to the entry of an injunction.  On             , the District Court entered a judgment against RBC (the “Judgment”) that restrains and enjoins RBC, directly or though its agents, servants, employees, attorneys and all persons in active concert or participation with it who receive actual notice of the Judgment, from violating section 15(c) of the Exchange Act (the “Injunction”).(3)  Additionally, pursuant to the Judgment, (a) RBC will buy back approximately $867 million of ARS from its customers; (b) RBC will make whole any losses sustained by certain customers who sold ARS on or between February 11, 2008, and October 8, 2008; and (c) until RBC purchases ARS from eligible customers, RBC will provide such customers with no-net-cost loans that will remain outstanding until the ARS are repurchased.

(3)           Securities and Exchange Commission v. RBC Capital Markets Corporation, Judgment as to Defendant RBC Capital Markets Corporation, 09-cv-5172 (WHP) (S.D.N.Y,                  2009).

II.            APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, if the person, by reason of any misconduct, is permanently or temporarily enjoined by any court of competent jurisdiction from, among other things, “acting as an underwriter, broker [or] dealer ..., or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.”  Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser or sub-adviser for any Fund or as principal underwriter for any Open-End Fund.  The entry of the Injunction would result in a disqualification of each Applicant (other than RBC) under Section 9(a)(3) because RBC is under common control with each of the other Applicants and therefore an affiliated person of the Fund Servicing Applicants within the meaning of Section 2(a)(3) of the Act.  Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a)(4).

(4)           Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (February 26, 1975).

III.           STATEMENT IN SUPPORT OF APPLICATION

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.            Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser or sub-adviser to any Fund or in the capacity of principal underwriter for any Open-End Fund.  In addition, the alleged conduct giving rise to the Injunction did not involve any Fund served by a Fund Servicing Applicant.  Moreover, RBC did not provide any investment advisory or sub-advisory services to Funds or principal underwriting services to Open-End Funds.  The legislative history of Section 9 indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”(5)  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that a Fund would have to be deprived of its management or an Open-End Fund of its distribution because of alleged violations that are not related to the manager’s or distributor’s Fund Service Activities.  In the absence of improper practices relating to their Fund Service Activities, therefore, the Fund Servicing Applicants submit that Section 9(a) should not operate to bar them from serving the Registered Investment Companies and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to as to make it against the public interest or the protection of investors to grant the Application.

B.            Hardships on the Registered Investment Companies and their Shareholders

The inability of the Applicants that serve as investment adviser or sub-adviser to the Funds (the “Adviser Applicants”) to continue providing such services to Funds would result in the Funds and their shareholders facing potential hardship.(6)  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds.  Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large

(5)           Investment Trusts and Investment Companies:  Hearings on S. 3580 before the Subcomm. On Securities and Exchange of the Senate Comm. On Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (Statement of Judge Healy).

(6)           The Adviser Applicants are Voyageur and Sky.

net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser.  The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

Similarly, the inability of Tamarack (the only Applicant that currently serves as a principal underwriter to Open-End Funds) to continue to serve in that capacity would result in potential hardship to the Open-End Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to Tamarack  because to do so would deprive shareholders of the services they selected in investing in Open-End Funds serviced by Tamarack.  In addition, the Open-End Funds would have to expend time and other resources to engage one or more substitute principal underwriters, which would not, in any event, replicate the selling network established by Tamarack. The prohibitions of section 9(a) could, therefore, operate to the detriment of the financial interests of such Open-End Funds and their shareholders.

C.            Severe Effect on Fund Servicing Applicants

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe.  The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds.  Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer.  In the case of Voyageur, the effects would be particularly dire, as investment advisory activities represent the entirety of Voyageur’s business, and over one third of Voyageur’s revenue comes from advising Funds.

Similarly, if Tamarack were barred under section 9(a) from continuing to provide principal underwriting services to the Tamarack Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. Tamarack has committed substantial resources to establish networks to distribute Open-End Fund shares and derives all of its revenues from providing distribution services to Open-End Funds.  Without relief under section 9(c), Tamarack would be prevented from continuing in business.

Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities.  Approximately 35 employees of the Applicants are actively involved in the provision of Fund Service Activities (not including the thousands of employees of RBC who would be adversely affected if they could no longer offer the Funds to their customers).  Many of these employees could experience significant difficulties in finding alternative, fund-related employment.  For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions RBC has taken and will continue to take to address the activity alleged in the Complaint.  RBC will buy back approximately $867 million of ARS from its customers; RBC will make whole any losses sustained by certain customers who sold ARS on or between February 11, 2008 and October 8, 2008; and until RBC purchases ARS from eligible customers, RBC will provide such customers with no-net-cost loans that will remain outstanding until the ARS are repurchased.

D.            Absence of Any Connection Between the Alleged Conduct and Applicants’ Fund Service Activities

The conduct alleged in the Complaint did not involve any of the Applicants’ Fund Service Activities.  Additionally, since RBC does not serve in any of the capacities described in Section 9(a) of the Act, personnel at RBC who were involved in the violations alleged in the Complaint have had no involvement in Fund Service Activities and will not have any future involvement in Funds Service Activities.

E.             No Involvement of Applicants’ Personnel

Applicants note that none of the current or former directors, officers or employees of the Applicants (other than RBC) had any knowledge of, or had any involvement in, the conduct alleged in the Complaint and because the personnel of the Applicants (other than RBC) did not have any involvement in the alleged misconduct, shareholders of those Registered Investment Companies were not affected any differently than if they had received services from any other non-affiliated investment adviser or principal underwriter.

F.             Remedial Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and RBC have negotiated a settlement reflected in the Complaint, the Consent and the Judgment.  RBC has agreed to cooperate with the Commission in connection with any judicial or administrative proceeding or investigation to which the Commission is a party in connection with this action.  Additionally, (a) RBC will buy back approximately $867 million of ARS from its customers; (b) RBC will make whole any losses sustained by certain customers who sold ARS on or between February 11, 2008, and October 8, 2008; and (c) until RBC purchases ARS from eligible customers, RBC will provide such customers with no-net-cost loans that will remain outstanding until the ARS are repurchased.   As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.            Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act.  The Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.   The Applicants have not obtained any prior exemptive orders under Section 9(c) of the Act.

H.            Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

I.              Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.                                AUTHORIZATION

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

RBC Capital Markets Corporation

Ralph DeSena

Vice President & Senior Counsel

RBC Capital Markets Corporation

One Liberty Plaza
165 Broadway
New York, New York  10006-1404

Voyageur Asset Management Inc.

Tamarack Distributors Inc.

Lee Greenhalgh
Associate General Counsel
RBC Wealth Management

60 South Sixth Street

Minneapolis, MN 55402-4422

Sky Investment Counsel Inc.

Moya Murray

Adelaide Street East
Suite 2310
Toronto, Ontario
M5C 2V9
Canada

With a copy to:

Dorothy Heyl

Milbank, Tweed, Hadley & McCloy

1 Chase Manhattan Plaza

New York, NY 10005

(212) 530-5088

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by

Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-4 of this Application, and the verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 through B-4.

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of  June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-1.

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Richard T. Chase
	Name:	Richard T. Chase
	Title:	Chief Legal Officer & General Counsel

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of  June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-2.

VOYAGEUR ASSET MANAGEMENT INC.

By:	/s/ Michael Lee
	Name:	Michael Lee
	Title:	Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of  June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-3.

TAMARACK DISTRIBUTORS INC.

By:	/s/ Erik R. Preus
	Name:	Erik R. Preus
	Title:	President and Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 3rd day of  June, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-4.

SKY INVESTMENT COUNSEL INC.

By:	/s/ Jennifer Witterick
	Name:	Jennifer Witterick
	Title:	President

[Exhibit A-1]

Authorization

Officer’s Certificate

The undersigned, being duly elected the Secretary of RBC Capital Markets Corporation. (“RBC”), does hereby certify that this Application is signed by Richard T. Chase, elected Chief Legal Officer of RBC pursuant to the general authority vested in him as such under resolutions adopted by the Board of Directors of RBC on February 29, 2008, and said resolutions remain in full force and effect as of today’s date.

     IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

RBC Capital Markets Corporation

By:	/s/ Lisa Levey
	Name:	Lisa Levey
	Title:	Secretary

[Exhibit A-2]

Authorization

Officer’s Certificate

The undersigned, being duly elected the Secretary of Voyageur Asset Management Inc. (“Voyageur”), does hereby certify that this Application is signed by Michael Lee, elected Chief Executive Officer of Voyageur pursuant to the general authority vested in him as such under resolutions adopted by the Board of Directors of Voyageur on December 2, 2008, and said resolutions remain in full force and effect as of today’s date.

     IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

VOYAGEUR ASSET MANAGEMENT INC.

By:	/s/ Esther Hellwig
	Name:	Esther Hellwig
	Title:	Secretary

[Exhibit A-3]

Authorization

Officer’s Certificate

The undersigned, being duly elected the Secretary of Tamarack Distributors Inc. (“Tamarack”), does hereby certify that this Application is signed by Erik R. Preus, elected President and Chief Executive Officer of Tamarack pursuant to the general authority vested in him as such under resolutions adopted by the Board of Directors of Tamarack on May 23, 2008, and said resolutions remain in full force and effect as of today’s date.

     IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

TAMARACK DISTRIBUTORS INC.

By:	/s/ Esther Hellwig
	Name:	Esther Hellwig
	Title:	Secretary

[Exhibit A-4]

Authorization

Officer’s Certificate

The undersigned, being duly elected the President of Sky Investment Counsel Inc. “Sky”), does hereby certify that this Application is signed by myself, elected Chief Executive Officer of Sky pursuant to the general authority vested in me under resolutions adopted by the Board of Directors of Sky on June 21, 2004, and said resolutions remain in full force and effect as of today’s date.

     IN WITNESS WHEREOF, I have set my hand this 3rd day of June, 2009.

SKY INVESTMENT COUNSEL INC.

By:	/s/ Jennifer Witterick
	Name:	Jennifer Witterick
	Title:	Chief Executive Officer and President

Exhibit B-1

Verification

The undersigned states that he has duly executed the foregoing Application, dated June 3 , 2009, for and on behalf of  RBC Capital Markets Corporation; that he is the Vice President and Senior Counsel of RBC Capital Markets Corporation; and that all actions by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RBC CAPITAL MARKETS CORPORATION

/s/ Ralph DeSena
Name: Ralph DeSena
Vice President & Senior Counsel

Exhibit B-2

Verification

The undersigned states that she has duly executed the foregoing Application, dated June 3 , 2009, for and on behalf of Voyageur Asset Management Inc.; that she is the Associate General Counsel of Voyageur Asset Management Inc.; and that all actions by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VOYAGEUR ASSET MANAGEMENT INC.

By :	/s/ Lee Greenhalgh
Name:	Lee Greenhalgh
Associate General Counsel
Voyageur Asset Management Inc.

Exhibit B-3

Verification

The undersigned states that she has duly executed the foregoing Application, dated June 3 , 2009, for and on behalf of Tamarack Distributors Inc.; that she is the Associate General Counsel of Tamarack Distributors Inc; and that all actions by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TAMARACK DISTRIBUTORS INC.

By :	/s/ Lee Greenhalgh
Name:	Lee Greenhalgh
Associate General Counsel
Tamarack Distributors Inc.

Exhibit B-4

Verification

The undersigned states that she has duly executed the foregoing Application, dated June 3 , 2009, for and on behalf of Sky Investment Counsel Inc..; that she is the Chief Executive Officer and President of Sky Investment Counsel inc.; and that all actions by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SKY INVESTMENT COUNSEL INC.

By :	/s/ Jennifer Witterick
Name:	Jennifer Witterick
Chief Executive Officer and President

Annex A

Voyageur Asset Management Inc. acts as investment adviser to the Tamarack Funds Trust, consisting of the following series of Open-End Funds:

Tamarack Mid Cap Growth Fund

Tamarack Enterprise Fund

Tamarack Small Cap Core Fund

Tamarack Microcap Value Fund

Tamarack Quality Fixed Income Fund

Tamarack Tax-Free Income Fund

Access Capital Community Investment Fund

Tamarack Institutional Prime Money Market Fund

Tamarack Institutional Tax-Free Money Market Fund

Prime Money Market Fund

U.S. Government Money Market Fund

Tax-Free Money Market Fund

Tamarack Distributors Inc. serves as principal underwriter to the Tamarack Funds Trust, consisting of the following series of Open-End Funds:

Tamarack Mid Cap Growth Fund

Tamarack Enterprise Fund

Tamarack Small Cap Core Fund

Tamarack Microcap Value Fund

Tamarack Quality Fixed Income Fund

Tamarack Tax-Free Income Fund

Access Capital Community Investment Fund

Tamarack Institutional Prime Money Market Fund

Tamarack Institutional Tax-Free Money Market Fund

Prime Money Market Fund

U.S. Government Money Market Fund

Tax-Free Money Market Fund

Sky Investment Counsel Inc. serves as an investment adviser (as a sub-adviser) to:

Frontegra Sky international Value Fund